EXHIBIT 99.4
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)
TELKOM SA LIMITED TRADING STATEMENT
In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Securities Exchange South Africa, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding period.
Telkom is currently finalising its results for the year ended 31 March 2009, which are expected to be released on 22 June 2009.
South African operations performed satisfactorily for the period to March 2009. Nigerian operations, which were acquired in the previous financial year, proved difficult and reported losses as of a result of competitive pricing pressures and inadequately developed distribution channels. Much of the focus in Nigeria has been directed at the provisioning of an extensive fibre network for future benefit.
In addition to the reported losses in Nigeria, the following unusual items impacted earnings in 2009 period:
1.	Impairment of goodwill in Multi-Links Nigeria and other, estimated R501 million;

2.	Costs relating to the Vodacom Black Economic Empowerment deal, estimated R691 million (50%);

3.	Fees expensed in 2009 relating to the Vodacom 2010 demerger, estimated R177 million;

4.	Foreign exchange and mark-to-market fair value losses relating to the Multi-Links put option, estimated R409 million;

5.	Deferred tax credits of estimated R421 million arising from the disposal of the investment in Vodacom;
Basic earnings per share (‘EPS’) and headline earnings per share (‘HEPS’) from continuing operations for the period are expected to decrease by approximately 50% to 60% and approximately 40% to 50% respectively.
Basic earnings per share and headline earnings per share (including discontinued operations) for the period are expected to decrease by approximately 40% to 50% and approximately 35% to 45% respectively. Discontinued operations include Vodacom Group (Proprietary) Limited, Telkom Media (Proprietary) Limited and Swiftnet (Proprietary) Limited.

The main differences between basic earnings and headline earnings are the impairments and write-offs relating to property, plant and equipment and intangible assets. The aggregate amount of these adjustments in the period was R879 million.
This trading statement has neither been reviewed nor reported on by the Company’s external auditors.
Johannesburg
19 May 2009
Sponsor: UBS
Special note regarding forward-looking statements
Many of the statements included in this announcement, as well as oral statements that may be made by Telkom and Vodacom, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding Telkom’s ability to successfully complete the Vodacom demerger and related transactions and its effects on Telkom’s operations and financial condition, Telkom’s ability to implement its mobile strategy and any changes thereto, Telkom’s future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s actual results or outcomes to differ materially from its expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and Telkom’s other filings and submissions with the SEC, which are available on Telkom’s website at www.Telkom.co.za/ir and, other matters not yet known to Telkom or Vodacom or not currently considered material by Telkom or Vodacom. Telkom caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of Telkom’s most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in Telkom’s expectations.